

July 9, 2013

Via E-mail
John Castillo Eggermont
Chief Executive Officer
Kopjaggers, Inc.
28325 Utica Road
Roseville, Michigan 48066

> **Re: Kopjaggers, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 25, 2013**
> **File No. 333-187952**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 11, 2013**
> **File No. 000-54307**

Dear Mr. Castillo Eggermont:

We have limited our review of your registration statement and annual report to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and annual report and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and annual report and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosure to clarify that this registration statement relates to the resale of shares. In this regard, we note your disclosure on page 15 that "[t]his prospectus relates to the resale of 25,500 issued and outstanding shares." In light of this, please eliminate your disclosure on page 15 that the "shares will be offered and sold by [your] officer," and that "[t]his is the initial offering of securities by the Registrant" in footnote 1 of the "Calculation of Registration Fee" table.

Plan of Distribution, page 17

2. We note your statement on page 18 that "[a]ny shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act, as amended, may be sold under Rule 144 rather than pursuant to this prospectus." As a shell company, the availability of Rule 144 to your shareholders is limited. See Rule 144(i) under the Securities Act of 1933, as amended. Please revise your disclosure accordingly.

Certain Relationships and Related Transactions, page 29

3. Please tell us why you have excluded from your disclosure in this section the notes-payable related party transaction referenced in Note 4 of page 46 or if these are the same transactions, please tell us why the amounts differ. Please see Item 404(a)(1) of Regulation S-K.

Incorporation of Certain Information by reference, page 30

4. Please note that due to your shell company status you are not eligible to incorporate by reference. Refer to General Instruction VII of Form S-1. Please revise your disclosure accordingly.

Financial Statements

Notes to the Financial Statements, page 43

5. We note your response to comment 14 in our letter dated May 15, 2013 that you issued 500,000 common shares of stock to Kopjaggers, LLC as payment for its consulting services. Please revise your disclosure to ensure consistency throughout your filing. In this regard, we note your disclosure in Notes 3 and 4 to the financial statements that the 500,000 shares were issued in exchange for cash.

Signatures

6. We note your response to comments 15 and 16 in our letter dated May 15, 2013. Please note that Instruction 1 of the "Signatures" section of Form S-1 requires the signature of the majority of the board of directors. Please include Mr. Eggermont's title as Director in the signature page.

Exhibit 5.1 – Legal Opinion of Angela Collette

7. We note that counsel consents to the reference to counsel in the registration statement under the heading "Legal Matters." However, no such heading exists in the registration statement. Please have counsel revise the opinion to consent to the proper reference to counsel under the heading "Interest of Named Experts and Counsel."

<u>Exhibit 23 – Consent of Independent Registered Public Accounting Firm</u>

8. Please file the consent of your auditor for the year ended December 31, 2011 as it relates to the financial statements included in his report.

<u>Annual Report on Form 10-K for the Fiscal Year ended December 31, 2012, filed on April 11, 2013</u>

9. We note that you did not include the audit opinion for the financial statements for the year ended December 31, 2011 in your Annual Report on Form 10-K for the fiscal year ended December 31, 2012. Please revise your annual report to include such report or tell us why you believe doing so is not required. Refer to Items 2-02 and 8-02 of Regulation S-X.

Please contact Jennifer López, Staff Attorney at (202) 551-3792, Dietrich King, Legal Branch Chief at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director